MITSUI & CO., LTD.

ADDRESS:		TELEX NO.
2-1, OHTEMACHI 1-CHOME,		“J22253”
CHIYODA-KU, TOKYO,	HEAD OFFICE	CABLE ADDRESS:
JAPAN	C.P.O. BOX 822, TOKYO	“MITSUI TOKYO”

TELEPHONE:	100-8631 JAPAN	FACSIMILE:

81-3-3285-7784		81-3-3285-9819

April 19, 2005

Ms. Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C., 20549-0305
U.S.A.

Dear Ms. Blye:

     This is in response to your letter dated March 21, 2005.

     Although we consider our reputation and share value to be determined largely by others and therefore outside of our direct control, we are mindful, as we believe other companies are, that our actions and business activities and the businesses in which we engage may impact our reputation and share value. Information regarding our Iran-related business activities forms part of the “mosaic” of publicly available information regarding our business and our financial condition and results of operations. In general, it is difficult for us to determine, quantitatively or qualitatively, the impact on our reputation or share value of any particular aspect of this “mosaic”. Nevertheless, we do not believe that our reputation or share value have been materially adversely affected by our business operations in Iran and consequently we confirm that our conclusions with respect to the non-materiality of our Iran operations as set forth in our letter to you dated February 24, 2005 are not affected in light of our further consideration of these factors.

*     *     *     *     *     *

Ms. Cecilia Blye	-2-

     We request that any future correspondence in this regard be directed to the attention of our Investor Relations Division in Tokyo (Fax 81-3-3285-9819). Should you have any questions or wish to discuss the foregoing, please contact me at 81-3-3285-7533, or in my absence, Daisuke Ochiai, Senior Manager, at 81-3-3285-7784.

Very truly yours,
/s/ Satoshi Tanaka
Satoshi Tanaka
General Manager Investor Relations Division

cc:	Roger Schwall
(Division of Corporation Finance,
Securities and Exchange Commission)

John D. Young, Jr.
Izumi Akai
Steven C. Yang
(Sullivan & Cromwell LLP)